Exhibit (a)(1)(F)

This announcement is neither an offer to purchase nor a solicitation of an offer to sell Shares (as defined below). The Offer (as defined below) is made solely by the Offer to Purchase, dated May 17, 2019, and the related Letter of Transmittal, as they may be amended or supplemented from time to time and the information contained therein is incorporated herein by reference. The Offer is not being made to, nor will tenders be accepted from or on behalf of, holders of Shares in any U.S. state in which the making or acceptance of offers to sell Shares would not be in compliance with the laws of that U.S. state. If the Company (as defined below) becomes aware of any such U.S. state where the making of the Offer or the acceptance of Shares pursuant to the Offer is not in compliance with applicable law, the Company will make a good faith effort to comply with the applicable law. If, after such good faith effort, the Company cannot comply with the applicable law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the stockholders residing in such U.S. state. In any U.S. state where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer shall be deemed to be made on behalf of the Company by the Dealer Manager (as defined below), or by one or more registered brokers or dealers licensed under the laws of that U.S. state.

Notice of Offer to Purchase

by

Armstrong Flooring, Inc.

for

an Aggregate Purchase Price of Up to $50,000,000 in Cash

of

its Common Stock at a Purchase Price

Not Greater than $11.70 per Share Nor Less than $10.20

per Share

Armstrong Flooring, Inc., a Delaware corporation (the “Company” or “we”), is offering to purchase for cash up to $50,000,000 of its common stock, par value $0.0001 (the “Shares”), pursuant to (i) auction tenders at prices specified by the tendering stockholders of not greater than $11.70 per Share nor less than $10.20 per Share (“Auction Tenders”), or (ii) purchase price tenders pursuant to which stockholders indicate they are willing to sell their Shares to the Company at the Purchase Price (as defined below) determined in the Offer (“Purchase Price Tenders”), in either case, net to the seller in cash, less any applicable withholding taxes and without interest, upon the terms and subject to the conditions described in the Offer to Purchase, dated May 17, 2019 (the “Offer to Purchase”), and in the related Letter of Transmittal (which together, as they may be amended or supplemented from time to time, constitute the “Offer”). Subject to any increase we may later make (subject to applicable law), the maximum number of Shares that we will purchase in the Offer is 4,901,960.

THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 A.M., NEW YORK CITY TIME, AT THE END OF JUNE 14, 2019, UNLESS THE OFFER IS EXTENDED OR WITHDRAWN (SUCH DATE, AS IT MAY BE EXTENDED, THE “EXPIRATION DATE”).

The Company’s Board of Directors has resolved to pursue the Offer as a mechanism for returning capital to stockholders. The Offer is not conditioned upon obtaining financing or any minimum number of Shares being tendered. The Offer is, however, subject to a number of other terms and conditions as specified in Section 7 of the Offer to Purchase.

While the Company’s Board of Directors has authorized the Offer, it has not made and is not making, and none of the Company, its subsidiaries and affiliates, the Dealer Manager (as defined below), the Information Agent (as defined below) or the Depositary (as defined below) has made, or is making, any recommendation to the Company’s stockholders as to whether to tender or refrain from tendering their Shares or as to the price or prices at which stockholders may choose to tender their Shares. Stockholders must make their own decision as to whether to tender their Shares and, if so, how many Shares to tender and the price or prices at which their Shares should be tendered. Before taking any action with respect to the Offer, stockholders should read carefully the information in, or incorporated by reference in, the Offer to Purchase and the related Letter of Transmittal, including the purposes and effects of the Offer. Stockholders are urged to discuss their decision with their tax advisors, financial advisors and/or brokers.

The Company’s directors and executive officers have informed us that they do not intend to tender into the Offer any Shares of which they, in their individual capacity, have or share the power to (i) vote or direct the voting or (ii) invest, dispose or direct the disposition.

The purpose of the Offer is to enable us to promptly complete a significant investment in repurchases of our own Shares. We believe that the repurchase of Shares pursuant to the Offer is consistent with our long-term goal of maximizing stockholder value and our prior disclosures concerning distribution of the net sales proceeds from the sale of our wood flooring business, which closed on December 31, 2018.

Odd Lot Holders (as defined in the Offer to Purchase) who hold Shares registered in their names and tender their Shares directly to American Stock Transfer & Trust Company, LLC (the “Depositary”), and whose Shares are purchased pursuant to the Offer, will avoid any applicable odd lot discounts that might be payable on sales of their Shares. However, if a stockholder owns Shares through a bank, broker, dealer, trust company or other nominee and the nominee tenders such Shares on the stockholder’s behalf, the nominee may charge the stockholder a fee for doing so. Stockholders should consult their banks, brokers, dealers, trust companies or other nominees to determine whether any charges will apply.

In accordance with the instructions to the Letter of Transmittal, stockholders desiring to tender Shares must specify (1) whether Shares are tendered pursuant to an Auction Tender or a Purchase Price Tender and (2) if an Auction Tender is made, the price, not greater than $11.70 per Share and not less than $10.20 per Share (in increments of $0.10), at which they are willing to sell their Shares to the Company in the Offer. Promptly after the Expiration Date, the Company will, upon the terms and subject to the conditions of the Offer, determine a single price per Share (the “Purchase Price”), which will not be greater than $11.70 per Share nor less than $10.20 per Share, that it will pay for Shares properly tendered pursuant to the Offer and not properly withdrawn, taking into account the number of Shares tendered pursuant to Auction Tenders and Purchase Price Tenders and the prices specified by stockholders tendering Shares pursuant to Auction Tenders. Shares tendered pursuant to Purchase Price Tenders will be deemed to have been tendered at a price of $10.20 per Share for purposes of determining the Purchase Price (which is the minimum price per Share under the Offer). The Purchase Price will be the lowest price per Share of not more than $11.70 per Share and not less than $10.20 per Share, at which Shares have been tendered or have been deemed to be tendered under the Offer, that will enable the Company to purchase the maximum number of Shares properly tendered and not properly withdrawn pursuant to the Offer having an aggregate purchase price not exceeding $50,000,000. Shares properly tendered pursuant to an Auction Tender will only be eligible for purchase if the price specified in the Auction Tender is equal to or less than the Purchase Price. All Shares purchased in the Offer will be purchased at the same Purchase Price regardless of whether they were tendered at a lower price. The Company expressly reserves the right, in its sole discretion, to change the Purchase Price range and to increase or decrease the aggregate purchase price of Shares sought in the Offer. The Company may increase the aggregate purchase price of Shares sought in the Offer to an amount greater than $50,000,000, subject to applicable law.

As of May 14, 2019, there were 26,113,884 Shares issued and outstanding. Since the Purchase Price will only be determined after the Expiration Date, the number of Shares that will be purchased will not be known until after that time. At the maximum purchase price of $11.70 per Share, subject to any increase we may later make (subject to applicable law), we could purchase up to 4,273,504 Shares if the Offer is fully subscribed, which would represent approximately 16.4% of our issued and outstanding Shares as of May 14, 2019. At the minimum purchase price of $10.20 per Share, subject to any increase we may later make (subject to applicable law), we could purchase up to 4,901,960 Shares if the Offer is fully subscribed, which would represent approximately 18.8% of our issued and outstanding Shares as of May 14, 2019.

Upon the terms and subject to the conditions of the Offer, if the number of Shares properly tendered, or deemed to be tendered, at or below the Purchase Price and not properly withdrawn prior to the Expiration Date would result in an aggregate purchase price of more than $50,000,000, the Company will purchase Shares:

• First, from all holders of “odd lots” of less than one hundred (100) Shares who properly tender all of their Shares at or below the Purchase Price and do not properly withdraw them prior to the Expiration Date;

• Second, subject to the conditional tender provisions described in Section 6 of the Offer to Purchase, from all other stockholders who properly tender Shares at or below the Purchase Price (and do not properly withdraw them prior to the Expiration Date), on a pro rata basis, with appropriate adjustments to avoid the purchase of fractional Shares (except for stockholders who tendered Shares conditionally for which the condition was not satisfied), until the Company has purchased Shares resulting in an aggregate purchase price of $50,000,000; and

• Third, only if necessary to permit the Company to purchase Shares resulting in an aggregate purchase price of $50,000,000, from holders who properly tender Shares (and do not properly withdraw them prior to the Expiration Date) at or below the Purchase Price conditionally (for which the condition was not initially satisfied) by random lot, to the extent feasible. To be eligible for purchase by random lot, stockholders whose Shares are conditionally tendered must have properly tendered and not properly withdrawn all of their Shares prior to the Expiration Date.

Therefore, the Company may not purchase all of the Shares that its stockholders tender even if tendered at or below the Purchase Price.

In accordance with the rules of the U.S. Securities and Exchange Commission (the “SEC”), the Company may, without amending or extending the Offer, increase the aggregate purchase price of Shares sought in the Offer and thereby increase the number of Shares accepted for payment in the Offer by no more than 2% of the number of our outstanding Shares. If we so increase the number of Shares accepted for payment by 2%, the maximum number of Shares that will be purchased pursuant to the Offer is 5,424,237, or approximately 20.8% of our issued and outstanding Shares as of May 14, 2019.

Stockholders desiring to tender their Shares must follow the procedures set forth in Section 3 of the Offer to Purchase and in the Letter of Transmittal.

For purposes of the Offer, the Company will be deemed to have accepted for payment, subject to the “odd lot” priority, proration and conditional tender provisions of the Offer, Shares that are properly tendered, or deemed to be tendered, at or below the Purchase Price and not properly withdrawn, only when, as and if the Company gives oral or written notice to the Depositary of its acceptance of the Shares for payment pursuant to the Offer.

Payment for Shares tendered and accepted for payment pursuant to the Offer will be made promptly after the Expiration Date, subject to possible delay in the event of proration, but only after timely receipt by the Depositary of certificates for such Shares or a timely confirmation of a book-entry transfer of such Shares into the Depositary’s account at DTC, a properly completed and duly executed Letter of Transmittal (or manually signed facsimile of the Letter of Transmittal) with any required signature guarantees, or an Agent’s Message (as defined in the Offer to Purchase) in connection with book-entry delivery, and any other documents required by the Letter of Transmittal. Any stockholder who wishes to tender Shares at more than one price must complete and deliver a separate Letter of Transmittal for each tender of Shares. The same Shares cannot be tendered at more than one price, unless such Shares have been previously and properly withdrawn as provided in Section 4 of the Offer to Purchase.

If any tendered Shares are not purchased, or if less than all Shares evidenced by a stockholder’s certificates are tendered and purchased, certificates for unpurchased Shares will be returned promptly after the expiration or termination of the Offer or the proper withdrawal of the Shares, or, in the case of Shares tendered by book-entry transfer at DTC, the Shares will be credited to the appropriate account maintained by the tendering stockholder at DTC, in each case without expense to the stockholder.

If any certificate representing Shares has been lost or destroyed, the stockholder should promptly follow the procedures set forth in Section 3 of the Offer to Purchase.

The Company expressly reserves the right, in its sole discretion and subject to applicable law, at any time and from time to time, to extend the period of time the Offer is open and delay acceptance for payment of, and payment for, any Shares by giving oral or written notice of such extension to the Depositary and making a public announcement of such extension no later than 9:00 a.m., New York City time, on the next business day after the last previously scheduled or announced Expiration Date. In the event of an extension, the term “Expiration Date” will refer to the latest time and date at which the Offer, as extended by the Company, will expire. During any such extension, all Shares previously tendered and not properly withdrawn will remain subject to the Offer and to the right of a tendering stockholder to withdraw such stockholder’s Shares.

Shares tendered pursuant to the Offer may be withdrawn at any time prior to the Expiration Date. In addition, unless the Company has already accepted such tendered Shares for payment, stockholders may withdraw their tendered Shares at any time after 12:00 a.m., New York City time, at the end of June 14, 2019. Except as otherwise provided in the Offer to Purchase, tenders of Shares pursuant to the Offer are irrevocable. For a withdrawal to be effective, a written or facsimile notice of withdrawal must be received in a timely manner by the Depositary at one of its addresses set forth on the back cover of the Offer to Purchase, and any notice of withdrawal must specify the name of the tendering stockholder, the number of Shares to be withdrawn, the name of the registered holder of the Shares to be withdrawn, if different from the person who tendered the Shares, and the price at which the Shares were tendered. A stockholder who has tendered Shares at more than one price must complete and deliver a separate notice of withdrawal for Shares tendered at each price. If the certificates for Shares to be withdrawn have been delivered or otherwise identified to the Depositary, then, before the release of those certificates, the tendering stockholder also must submit the serial numbers shown on those particular certificates for Shares to be withdrawn and, unless an Eligible Institution (as defined in the Offer to Purchase) has tendered those Shares, the signature(s) on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered pursuant to the procedure for book-entry transfer described in the Offer to Purchase, the notice of withdrawal also must specify the name and the number of the account at DTC to be credited with the withdrawn Shares and must otherwise comply with DTC’s procedures. Withdrawals may not be rescinded, and any Shares properly withdrawn will be deemed not properly tendered for purposes of the Offer. However, properly withdrawn Shares may be re-tendered prior to the Expiration Date by any stockholder following the procedures described in the Offer to Purchase.

All questions as to the form and validity, including the time of receipt, of any notice of withdrawal will be determined by the Company in its sole discretion and will be final and binding on all parties absent a finding to the contrary by a court of competent jurisdiction. The Company expressly reserves the absolute right to waive any defect or irregularity in the notice of withdrawal of Shares by any stockholder, whether or not the Company waives similar defects or irregularities in the case of any other stockholder. None of the Company, the Depositary, the Information Agent, the Dealer Manager or any other person will be obligated to give notice of any defects or irregularities in any notice of withdrawal, nor will any of them incur liability for failure to give any such notice.

The receipt of cash by a stockholder from the Company in exchange for the Shares tendered in the Offer may be a taxable event for U.S. federal income tax purposes, depending on the stockholder’s particular circumstances. All stockholders should read carefully the Offer to Purchase for additional information regarding certain tax issues and should consult their own tax advisor regarding the tax consequences of the Offer.

The Offer to Purchase and the Letter of Transmittal contain important information that stockholders should read carefully before they make any decision with respect to the Offer. The Offer to Purchase and the Letter of Transmittal will be mailed to record holders of the Shares and will be furnished to brokers, dealers, commercial banks, trust companies and other nominee stockholders and similar persons whose names, or the names of whose nominees, appear on the Company’s stockholder list or, if applicable, who are listed as participants in a clearing agency’s security position listing for subsequent transmittal to beneficial owners of Shares.

The information required to be disclosed by Rule 13e-4(d)(1) under the Securities Exchange Act of 1934, as amended, is contained in the Offer to Purchase and is incorporated herein by reference. The Company is also filing with the SEC an Issuer Tender Offer Statement on Schedule TO, which includes additional information relating to the Offer.

Please direct any questions or requests for assistance to Innisfree M&A Incorporated (the “Information Agent”) or Goldman Sachs & Co. LLC (the “Dealer Manager”) at their respective telephone numbers and addresses set forth below. Please direct requests for additional copies of the Offer to Purchase, the Letter of Transmittal or the Notice of Guaranteed Delivery to the Information Agent at the telephone numbers and address set forth below. The Information Agent will promptly furnish to stockholders additional copies of these materials at the Company’s expense. Stockholders may also contact their broker, dealer, commercial bank, trust company or other nominee for assistance concerning the Offer.

The Depositary for the Offer is:

American Stock Transfer & Trust Company, LLC

By First Class Mail:	By Overnight Courier or Express Mail:

The American Stock	The American Stock
Transfer & Trust Company, LLC	Transfer & Trust Company, LLC
Operations Center	Operations Center
Attn: Reorganization Department	Attn: Reorganization Department
P.O. Box 2042	6201 15th Avenue
Brooklyn, New York 11219	Brooklyn, New York 11219

By Facsimile Transmission (for Eligible Institutions Only):

(718) 234-5001

To Confirm Facsimile via Phone:

(800) 937-5449

The Information Agent for the Offer is:	The Dealer Manager for the Offer is:

501 Madison Avenue, 20th Floor New York, New York 10022 Stockholders May Call Toll Free: (888) 750-5834 Banks and Brokers May Call Collect: (212) 750-5833	200 West Street New York, New York 10282 Attn: Liability Management Group Toll-Free: (212) 902-1000 Collect: (800) 323-5678

May 17, 2019

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